SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

(MARK ONE)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM _______________ TO _______________

Commission file number 001-15014

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNITED STATES EMPLOYEES' SUN ADVANTAGE

SAVINGS AND INVESTMENT PLAN

(Full title of the Plan)

One Sun Life Executive Park

Wellesley Hills, Massachusetts 02481

(Address of Plan) (Zip Code)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SUN LIFE FINANCIAL INC.

(Name of Issuer)

150 King Street, West, Suite 1400

Toronto, Ontario Canada M5H 1J9

(Address of Issuer's Principal Executive Office) (Zip Code)

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

Items 1-3. The audited statement of financial condition and the audited statement of income and changes in plan equity are omitted pursuant to Item 4 of Form 11-K.

Item 4. Financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA will be filed as an amendment to this Form 11-K by June 29, 2005, 180 days after the end of the plan's fiscal year, as permitted by General Instruction A to Form 11-K.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED STATES EMPLOYEES' SUN ADVANTAGE
SAVINGS AND INVESTMENT PLAN
(Name of Plan)

By: /s/ Janet V. Whitehouse
Janet V. Whitehouse
Chairperson, U.S. Benefit Plans Committee

By: /s/ Keith Gubbay
Keith Gubbay
Member, U.S. Benefit Plans Committee

By: /s/ Robert J. De Clercq
Robert J. De Clercq
Member, U.S. Benefit Plans Committee

By: /s/ John T. Donnelly
John T. Donnelly
Member, U.S. Benefit Plans Committee

By: /s/ Teresa A Vellante Ham
Teresa A. Vellante Ham
Member, U.S. Benefit Plans Committee

By: /s/ Michael E. Shunney
Michael E. Shunney
Member, U.S. Benefit Plans Committee

Dated: March 30, 2005